                                       --------------------------------------
FORM 3                                              OMB APPROVAL
                                       --------------------------------------
                                         OMB Number:              3235-0287
                                         Expires:         December 31, 2001
                                         Estimated average burden
                                         hours per response             0.5
                                       --------------------------------------


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
                          (Print or Type Responses)

-------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Presidio Capital Corp. (1)
-----------------------------------------------------------
   (Last)               (First)              (Middle)

   Five Cambridge Center
   9th Floor
-----------------------------------------------------------
                        (Street)

   Cambridge               MA                  02142
-----------------------------------------------------------
   (City)                (State)              (Zip)

-------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

                        4/18/01

-------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)



-------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

    Shelbourne Properties I, Inc (HXD)

-------------------------------------------------------------------------------
5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [X] 10% Owner (1)
   [ ] Officer (give title below)
   [ ] Other (specify below)


   --------------------------------------------------

   --------------------------------------------------

-------------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)



-------------------------------------------------------------------------------
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person (1)

-------------------------------------------------------------------------------






                             TABLE I--Non-Derivative Securities Aquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------------------------------------------
 1. Title of Security                      2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial Ownership
    (Instr. 4)                                Beneficially Owned        Form: Direct         (Instr. 5)
                                              (Instr. 4)                (D) or Indirect
                                                                        (I) (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share         423,903(2)                 (1)(2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

                                                                          (Over)
                                                                 SEC 1473 (8/92)

       TABLE II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or         ship          Indirect
                              Expiration            (Instr. 4)                          Exercise        Form of       Beneficial
                              Date              -----------------------------------     Price of        Deriv-        Ownership
                              (Month/Day/Year)                                          Deriv-          ative         (Instr. 5)
                          ---------------------                           Amount        ative           Security:
                                                                          or            Security        Direct
                           Date       Expira-            Title            Number                        (D) or
                           Exer-      tion                                of                            Indirect
                           cisable    Date                                Shares                        (I)
                                                                                                        (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) This statement is filed as a joint report pursuant to Rule 16a-3(j) promulgated under the Securities Exchange Act of 1934 (the "Act") by the undersigned Reporting Person and by the entities listed on the attached Joint Filer Information Sheet who are deemed to constitute a "group" beneficially owning more than 10% of the Issuer' shares of common stock, par value $0.01 per share (the "Common Stock") under
         Section 13(d) of the Act. Millennium Funding II Corp.("MFC II Corp."), Resources High Equity, Inc. ("RHE") and Presidio AGP Corp. ("AGP") are each directly or indirectly wholly-owned by Presidio Capital Corp. ("PCC"). PCC, Millennium Funding I LLC ("Millennium I LLC") and Millennium Funding II LLC ("Millennium II LLC") are each wholly-owned by Presidio Capital Investment Company, LLC ("PCIC"). Accordingly, for purposes of Section 16 of the Act, PCC may be deemed to beneficially own any securities reported herein which are held by MFC II Corp., RHE or AGP and PCIC may be deemed to beneficially own any securities reported herein which are held by MFC II Corp., RHE, AGP, Millennium I LLC or Millennium II LLC. Northstar Partnership, L.P. ("NorthStar Partnership") holds a 71.93% interest in PCIC. Accordingly, for purposes of Section 16 of the Act, NorthStar Partnership may be deemed to beneficially own a 71.93% beneficial interest in any securities reported herein which are held by MFC II Corp., RHE, AGP, Millennium I LLC or Millennium II LLC. NorthStar Capital Investment Corp. ("NCIC") holds an approximately 72.93983% interest in NorthStar Partnership. Accordingly, for purposes of Section 16 of the Act, NCIC may be deemed to own an approximately 52.47% beneficial interest in any securities reported herein which are held by MFC II Corp., RHE, AGP, Millennium I LLC or Millennium II LLC.

(2) MFC II Corp. holds 219,099 shares of Common Stock, RHE holds 61,896 shares of Common Stock, AGP holds 1,263 shares of Common Stock, Millennium I LLC holds 10,053 shares of Common Stock and Millennium II LLC holds 131,592 shares of Common Stock. Accordingly, in accordance with the ownership percentages set forth in footnote (1) above, for purposes of Section 16 of the Act: (i) each of the entities listed in the immediately preceding sentence beneficially owns the number of shares of Common Stock listed as held by such entity, (ii) PCC beneficially owns 282,258 shares of Common Stock, (iii) PCIC beneficially owns 423,903 shares of Common Stock, (iv) NorthStar Partnership beneficially owns 304,913 shares of Common Stock, and (v) NCIC beneficially owns 222,403 shares of Common Stock.


         PRESIDIO CAPITAL CORP.

               /s/ Peter Braverman                           April 27, 2001
              ----------------------------------------     ------------------
              Peter Braverman, Vice President
              ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.
                                        Page 2

                                                         Joint Filer Information

     Each of the undersigned is jointly filing the attached Initial Statement of Beneficial Ownership of Securities on Form 3 with respect to the beneficial ownership of shares of Shelbourne Properties I, Inc. The Designated Filer is Presidio Capital Corp.



Name:          Millennium Funding II LLC                              Name:             Resources High Equity, Inc.
Address:       c/o Presidio Capital Corp.                             Address:          c/o Presidio Capital Corp.
               5 Cambridge Center, 9th Floor                                            5 Cambridge Center, 9th Floor
               Cambridge, MA  02142                                                     Cambridge, MA  02142

               By:  Presidio Capital Investment Company, LLC,         Signature:        By: /s/ Peter Braverman
                       its member                                                          --------------------
                                                                                        Name:  Peter Braverman
                                                                                        Title: Vice President
Signature:     By:  /s/ David King
                     -----------------------------
                     Name:  David King
                     Title: President

Name:          Millennium Funding II Corp.                            Name:             Presidio AGP Corp.
Address:       c/o Presidio Capital Corp.                             Address:          c/o Presidio Capital Corp.
               5 Cambridge Center, 9th Floor                                            5 Cambridge Center, 9th Floor
               Cambridge, MA  02142                                                     Cambridge, MA  02142

                                                                      Signature:        By: /s/ Peter Braverman
                                                                                           --------------------
Signature:     By: /s/ Peter Braverman                                                  Name:  Peter Braverman
               ---------------------------------                                        Title: Vice President
               Name:  Peter Braverman
               Title: Vice President

Name:          Presidio Capital Investment Company, LLC               Name:             NorthStar Capital Investment Corp.
Address:       c/o NorthStar Capital Investment Corp.                 Address:          527 Madison Avenue
               527 Madison Avenue                                                       New York, New York  10022
               New York, New York   10022
                                                                      Signature:        By: /s/ David King
                                                                                           --------------------
Signature:     By: /s/ David King                                                       Name:  David King
               --------------------------------                                         Title: Vice President
               Name:  David King
               Title: President
                                                                      Name:             Millennium Funding I LLC
                                                                      Address:          527 Madison Avenue
                                                                                        New York, New York  10022

                                                                                        By:  Presidio Capital
                                                                                        Investment Company, LLC,
                                                                                        its member


                                                                      Signature:        By: /s/ David King
                                                                                           --------------------
                                                                                        Name:  David King
                                                                                        Title: President

                                                                                                                              Page 3